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                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                                 October 21,2003
                                                            Corporate Disclosure


                              HANARO TELECOM, INC.
               RESOLUTIONS OF EXTRAORDINARY SHAREHOLDERS' MEETING

1. Date of the Resolutions          October 21, 2003




2. Agenda and Major Issues          Item 1. Approval of per share price of new
                                    share issuance below par value

                                    Item 2. Approval of new share issuance


                                    Item 3. Approval of amendment of the
                                    Articles of Incorporation

                                    Item 4. Appointment of non standing
                                    directors
                                            - Candidates : Wilfried Kafenberger,
                                                           David Yeung

                                    Item 5. Appointment of outside directors
                                            - Candidates : Paul Chen,
                                                           Byung Moo Park,
                                                           Kyung-Joon Choi,
                                                           Sung Kyu Park,
                                                           Sun Woo Kim



3. Details of Resolution            - Approved as proposed

                                    - The appointment of non-standing directors and outside directors is conditional upon a successful closing (expected on October 31, 2003) of the investment pursuant to the Investment Agrement signed between Hanaro Telecom and the Investors on September 9, 2003.

4. Others                           - Items 1, 2 and 3 were presented together.

                                    - Items 4 and 5 were presented together.